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NOVA GAS TRANSMISSION LTD.

CONSOLIDATED
FINANCIAL STATEMENTS
(UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2004

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED INCOME

(millions of dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	300	328	926	986
Expenses
Operating expenses	91	91	289	291
Depreciation	77	74	224	222

	168	165	513	513

Operating Income	132	163	413	473

Other Expenses/(Income)
Financial charges	59	65	178	202
Allowance for funds used during construction	—	1	—	—
Other	—	1	(3)	1

	59	67	175	203

Income before Income Taxes	73	96	238	270
Income Taxes	35	46	109	128

Net Income	38	50	129	142

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED CASH FLOWS

(millions of dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash Generated from Operations
Net income	38	50	129	142
Depreciation	77	74	224	222
Future income taxes	(2)	15	(5)	21
Other	19	(36)	31	(44)

Funds generated from operations	132	103	379	341
Decrease in operating working capital	27	11	63	52

Net cash provided by operating activities	159	114	442	393

Investing Activities
Capital expenditures, net	(13)	(5)	(39)	(50)
Other assets	1	(10)	—	(7)

Net cash used in investing activities	(12)	(15)	(39)	(57)

Financing Activities
Long-term debt repaid	—	(150)	(9)	(159)
Common share dividends	(264)	—	(389)	—
Increase/(decrease) in amounts due to parent	117	51	(5)	(177)

Net cash used in financing activities	(147)	(99)	(403)	(336)

Increase in Cash	—	—	—	—
Cash at Beginning of Period	—	—	—	—

Cash at End of Period	—	—	—	—

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED BALANCE SHEET

(millions of dollars)

	September 30 2004	December 31 2003
	(unaudited)	(audited)
ASSETS
Current Assets
Accounts receivable	95	128
Inventories	28	31

	123	159
Plant, Property and Equipment	4,540	4,724
Deferred Amounts and Other Assets	56	91
Future Income Taxes	23	18

	4,742	4,992

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	44	39
Due to parent	319	324
Accrued interest	61	37
Long-term debt due within one year	282	184

	706	584

Long-Term Debt	2,329	2,441

Common Shareholder's Equity
Common shares	1,706	1,706
Retained earnings	1	261

	1,707	1,967

	4,742	4,992

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED RETAINED EARNINGS

(millions of dollars)

	Nine Months Ended September 30
	2004	2003
	(unaudited)	(unaudited)
Balance at Beginning of Period	261	143
Net income	129	142
Common share dividends	(389)	—

Balance at End of Period	1	285

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1    Significant Accounting Policies

        The consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2003. These consolidated financial statements for the nine months ended September 30, 2004 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements.

        Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.

NOTE 2    Accounting Changes

  Hedging Relationships

        Effective January 1, 2004, the company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, NGTL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

        This new guideline was applied prospectively and there was no impact on net income for the three and nine months ended September 30, 2004. There was no material impact from this accounting change on the Consolidated Balance Sheet as at January 1, 2004.

  Asset Retirement Obligations

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

  Generally Accepted Accounting Principles

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of generally accepted accounting principles (GAAP) and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

        This accounting change was applied prospectively and there was no impact on net income for the three and nine months ended September 30, 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recorded on the balance sheet. There was no material impact from this change on the Consolidated Balance Sheet as at January 1, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis (MD&A) dated October 26, 2004 should be read in conjunction with the accompanying unaudited consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) for the nine months ended September 30, 2004 and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2003. Additional information relating to NGTL, including the company's Renewal Annual Information Form and continuous disclosure documents, is available on SEDAR at www.sedar.com under NOVA Gas Transmission Ltd.

Financial Review

        NGTL's net earnings of $38 million in third quarter 2004 decreased $12 million compared to $50 million in the same quarter of 2003. Net earnings for the nine months ended September 30, 2004 decreased $13 million compared to the same period in 2003. These decreases were primarily due to the year-to-date impacts of the Alberta Energy Utilities Board (EUB) decision on Phase I of the 2004 General Rate Application (GRA) in August 2004 and on the Generic Cost of Capital (GCOC) decision in July 2004. The GRA decision disallowed approximately $24 million pre tax of operating costs associated with the operation of the pipeline and, as a result, adjustments were made to third quarter 2004 earnings to reflect the year-to-date impacts of this decision. The GCOC decision resulted in a lower return on deemed common equity in 2004 compared to earnings implicit in the 2003 negotiated settlement which included a fixed revenue requirement component, before non-routine adjustments, of $1.277 billion. Earnings in 2004 reflect a return of 9.60 per cent on deemed common equity of 35 per cent as approved in the GCOC decision. The 2004 earnings impact of the two EUB decisions were partially offset by a corporate tax refund received in the first quarter as well as higher corporate interest income.

Liquidity and Capital Resources

Funds Generated From Operations

        Funds generated from operations for third quarter 2004 were $159 million, compared to $114 million for third quarter 2003. Funds generated from operations were $442 million for the nine months ended September 30, 2004 compared with $393 million for the same period in 2003.

        NGTL expects that its ability to generate sufficient amounts of cash in the short term and the long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2003.

Investing Activities

        In the three months ended September 30, 2004, capital expenditures totalled $13 million (2003 — $5 million). Net capital expenditures for the nine months ended September 30, 2004 totalled $39 million, compared to $50 million for the same period in 2003. Capital spending is comprised of construction of new facilities that are dependent on requests from customers for new services, as well as capital maintenance.

Financing Activities

        During the nine months ended September 30, 2004, all required financing was provided by NGTL's parent company, TransCanada PipeLines Limited (TCPL). NGTL anticipates that future financing requirements will be obtained from TCPL or from third parties.

        TCPL as the sole shareholder of NGTL receives all the dividends declared on the 100,004 New Common Shares. On September 30, 2004 NGTL's Board of Directors declared a dividend of $264 million. The dividend will be paid 30 days after the declaration date.

Contractual Obligations

        There have been no material changes to NGTL's contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to the MD&A in NGTL's 2003 Renewal Annual Information Form.

Related Party Transactions

        All transactions with related parties occurred in the normal course of operations under normal commercial terms.

        TCPL:    During the third quarter of 2004, NGTL made interest payments to TCPL in the amount of $12 million (2003 — $12 million). During the nine months ended September 30, 2004 NGTL made interest payments to TCPL in the amount of $35 million (2003 — $36 million).

        Foothills Pipe Lines (Alta.) Ltd.:    TCPL both directly and indirectly through its interest in Foothills Pipe Lines Ltd. has a 100 per cent interest in Foothills Pipe Lines (Alta.) Ltd. During the third quarter of 2004, Foothills Pipe Lines (Alta.) Ltd. invoiced NGTL $17 million for natural gas transportation services (2003 — $17 million). During the nine months ended September 30, 2004 Foothills Pipe Lines (Alta) Ltd. invoiced NGTL $52 million for natural gas transportation services (2003 — $54 million).

Risk Management

        NGTL's market, financial and counterparty risks remain substantially unchanged since December 31, 2003. For further information on risks, refer to the MD&A in NGTL's 2003 Renewal Annual Information Form.

Controls and Procedures

        As of the end of the period covered herein, NGTL's management, together with NGTL's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer of NGTL have concluded that the disclosure controls and procedures are effective.

        There were no changes in NGTL's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect NGTL's internal control over financial reporting.

Critical Accounting Policy

        NGTL's critical accounting policy, which remains unchanged since December 31, 2003, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to the MD&A in NGTL's 2003 Renewal Annual Information Form.

Critical Accounting Estimate

        Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgement. NGTL's most significant critical accounting estimate is depreciation expense. For further information on this critical accounting estimate, refer to the MD&A in NGTL's 2003 Renewal Annual Information Form.

Accounting Changes

Asset Retirement Obligations

        Effective January 1, 2004, the company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

Hedging Relationships

        Effective January 1, 2004, the company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, NGTL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

        This new guideline was applied prospectively and there was no impact on net income for the three and nine months ended September 30, 2004. There was no material impact from this accounting change on the Consolidated Balance Sheet as at January 1, 2004.

Generally Accepted Accounting Principles

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of generally accepted accounting principles (GAAP) and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

        This accounting change was applied prospectively and there was no impact on net income in the three and nine months ended September 30, 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recorded on the balance sheet. There was no material impact from this change on the Consolidated Balance Sheet as at January 1, 2004.

Outlook

        In 2004, the outcomes of the EUB's decisions received in July 2004 and August 2004 on the GCOC for Alberta utilities and on Phase I of the 2004 GRA for Alberta System, respectively, will have a negative impact on the expected results for NGTL. For further information on the EUB's decisions, please refer to Other Recent Developments. Apart from this impact, the outlook for the company remains relatively unchanged since December 31, 2003. For further information on outlook, refer to the MD&A in NGTL's 2003 Renewal Annual Information Form.

Other Recent Developments

        In July 2004, the EUB released its decision in the GCOC proceeding. NGTL, as all other Alberta provincially regulated utilities, was given a rate of return on equity (ROE) of 9.60 per cent of 2004. This generic ROE will be adjusted annually by 75 per cent of the change in long-term Government of Canada bonds from the previous year, consistent with the approach used by the NEB. The EUB also established a deemed common equity of 35 per cent for the Alberta System. This result is less than the applied for ROE of 11 per cent on deemed common equity of 40 per cent. The EUB also indicated that a review of its ROE adjustment mechanism would not occur prior to 2009, unless the ROE resulting from its application is less than 7.6 per cent or greater than 11.6 per cent. As for changes in capital structure, it expects changes would only be pursued if there is a material change in investment risk.

        In September 2003, NGTL filed Phase I of the Alberta System 2004 GRA with the EUB, consisting of evidence in support of the applied-for rate base and revenue requirement. The company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. On August 24, 2004 the EUB issued its decision and approved a composite depreciation rate of 4.06 per cent, approved the purchase of the Simmons Pipeline System (Simmons) for approximately $22 million and approved the Transportation by Others arrangements that currently exists on the Foothills, Simmons and Ventures LP systems. However, a significant amount of costs were disallowed for recovery, which reduced revenue requirement and rate base.

        In September 2004, NGTL filed with the Alberta Court of Appeal for leave to appeal the EUB's decision on Phase I of the 2004 GRA with respect to the disallowance of applied-for incentive compensation costs. In its decision, the EUB disallowed approximately $24 million (pre tax) of operating costs, which included $19 million of applied-for incentive compensation costs. NGTL believes the EUB made errors of law in deciding to deny the inclusion of these costs in the revenue requirement. The company believes these are necessary costs that it will reasonably and prudently incur for the safe, reliable, and efficient operation of the Alberta System. Subsequently, at the request of NGTL, the Court of Appeal adjourned the appeal for an indefinite period of time while NGTL considers the merits of a Review and Variance application to the EUB in respect of 2004 costs, and works toward a negotiated settlement of future years' tolls with its customers. The EUB has limited the term of a settlement to three years.

        In October 2004, Simmons became part of NGTL. The assets include 380 kilometres of pipeline and metering facilities and four compressor units located in northern Alberta. Simmons delivers natural gas to the Fort McMurray area from several connecting receipt points within the Alberta System, along with production connected directly to the pipeline and has a capacity of approximately 185 million cubic feet per day.

        Phase II of the 2004 GRA, dealing primarily with rate design and services, was filed in December 2003. The oral portion of the Phase II hearing began in Calgary on June 9, 2004, with final argument filed in July 2004. An EUB decision is expected on October 26, 2004.

        In December 2003, the EUB approved TransCanada's application to charge interim tolls for transportation service, effective January 1, 2004. Final tolls for 2004 will be determined in fourth quarter based on the EUB decision on the 2004 GRA and will incorporate the outcome from the EUB decision in the GCOC proceeding.

Share Information

        As at September 30, 2004, NGTL had 100,004 issued and outstanding common shares.

Selected Quarterly Consolidated Financial Data(1)

        The following sets forth selected quarterly financial data for the last eight consecutive quarters in millions of dollars except for per share amounts.

	2004			2003				2002
	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	300	315	311	329	328	330	328	341
Net Income	38	39	52	51	50	48	44	59
Share Statistics
Net income per share — Basic & Diluted	$380	$390	$520	$510	$500	$480	$440	$590

(1)
The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation. For a discussion on the factors affecting the comparability of the financial data refer to Note 1 of NGTL's 2003 Audited Consolidated Financial Statements.

Factors Impacting Quarterly Financial Information

        NGTL's annual revenues and net earnings fluctuate over the long term primarily due to terms of negotiated settlements and EUB decisions with respect to the Alberta System. Generally, quarter over quarter revenues and earnings during any particular fiscal year remain fairly stable with fluctuations arising as a result of adjustments being recorded due to regulatory decisions or negotiated settlements occurring in a particular quarter, and due to items outside of the normal course of operations.

        Significant items which impacted the last eight quarters' net earnings are as follows:

  •
  In the first quarter 2003, NGTL reached a one-year Alberta System Revenue Requirement Settlement for 2003 which included a fixed revenue requirement component of $1.277 billion compared to $1.347 billion in 2002 resulting in lower earnings in 2003 compared to 2002.

  •
  First quarter 2004 net earnings included approximately $8 million of corporate income tax refunds and refund interest.

  •
  In the second and third quarters of 2004, the EUB's decisions on the GCOC and Phase I of the 2004 GRA resulted in lower earnings for the Alberta System compared to the previous quarters.

Forward-Looking Information

        Certain information in this MD&A is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission. NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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NOVA GAS TRANSMISSION LTD. CONSOLIDATED INCOME (millions of dollars)
NOVA GAS TRANSMISSION LTD. CONSOLIDATED CASH FLOWS (millions of dollars)
NOVA GAS TRANSMISSION LTD. CONSOLIDATED BALANCE SHEET (millions of dollars)
NOVA GAS TRANSMISSION LTD. CONSOLIDATED RETAINED EARNINGS (millions of dollars)
NOVA GAS TRANSMISSION LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)